Filed by LifePoint Hospitals, Inc.
pursuant to Rule 425
under the Securities Act of 1933
and deemed filed pursuant to
Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: Province Healthcare Company
Subject Company: LifePoint Hospitals, Inc.
Commission File No.: 333-119929

This filing relates to a planned combination of LifePoint Hospitals, Inc. (“LifePoint Hospitals”) and Province Healthcare Company (“Province Healthcare”) pursuant to the terms of the Agreement and Plan of Merger, dated as of August 15, 2004, by and among LifePoint Hospitals, Lakers Holding Corp., Lakers Acquisition Corp., Pacers Acquisition Corp. and Province Healthcare.

In connection with their proposed transaction, LifePoint Hospitals and Province Healthcare have filed with the Securities and Exchange Commission (the “SEC”) a joint proxy statement/prospectus, as part of a Registration Statement on Form S-4, and other relevant materials. The definitive joint proxy statement/prospectus will be mailed to the stockholders of LifePoint Hospitals and Province Healthcare. Investors and security holders are advised to read the joint proxy statement/prospectus and other relevant materials when they become available, as well as any amendments or supplements to those documents, because they will contain important information about LifePoint Hospitals, Province Healthcare and the proposed transaction. In addition, the joint proxy statement/prospectus and other relevant materials filed by LifePoint Hospitals or Province Healthcare with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by LifePoint Hospitals by contacting Investor Relations, LifePoint Hospitals, Inc., 103 Powell Court, Suite 200, Brentwood, Tennessee, 37027, Phone: (615) 372-8500 and by Province Healthcare by contacting Investor Relations, Province Healthcare Company, 105 Westwood Place, Suite 400, Brentwood, Tennessee, 37027, Phone: (615) 370-1377.

LifePoint Hospitals and Province Healthcare, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the transactions contemplated by the merger agreement. Information about the directors and executive officers of LifePoint Hospitals, and their interests in the transactions contemplated by the merger agreement, including their ownership of LifePoint Hospitals common stock, is set forth in the proxy statement for LifePoint Hospitals’ 2004 annual meeting, which was filed with the SEC on April 28, 2004. Information about the directors and executive officers of Province Healthcare, and their interests in the transactions contemplated by the merger agreement, including their ownership of Province Healthcare common stock, is set forth in the proxy statement for Province Healthcare’s 2004 annual meeting, which was filed with the SEC on April 20, 2004. Investors and security holders may obtain additional information regarding the interests of such potential participants by reading the joint proxy statement/prospectus and the other relevant documents filed with the SEC.

The following is a trantranscript of a conference call held on October 27, 2004 relating to LifePoint Hospitals financial results for the third quarter and nine months ended September 30, 2004.

FINAL TRANSCRIPT

Conference Call Transcript

LPNT — Q3 2004 LifePoint Hospitals, Inc. Earnings Conference Call

Event Date/Time: Oct. 27. 2004 / 9:00AM CT
Event Duration: N/A

CORPORATE PARTICIPANTS

Ken Donahey
LifePoint Hospitals, Inc. — Chairman, President, and CEO

Mike Culotta
LifePoint Hospitals, Inc. — CFO

Bill Gracey
LifePoint Hospitals, Inc. — COO

Unidentified Company Representative
LifePoint Hospitals, Inc.

CONFERENCE CALL PARTICIPANTS

A.J. Rice
Merrill Lynch — Analyst

Sheryl Skolnick
Fulcrum Global Partners — Analyst

Kemp Dolliver
SG Cowen — Analyst

Adam Feinstein
Lehman Brothers — Analyst

John Ransom
Raymond James — Analyst

Andrew Morey
State Street Research — Analyst

PRESENTATION

Operator

Ladies and gentlemen, thank you for standing by. Welcome to the LifePoint Hospitals third-quarter earnings conference call. During the presentation, all participants will be in a listen-only mode. Afterwards, we will conduct a question-and-answer session. At that time, if you have a question, please press the one followed by the four on your telephone. As a reminder, this conference is being recorded today, Wednesday, October 27th, 2004. I would now like to turn the conference over to Mr. Ken Donahey, Chairman and Chief Executive Officer of LifePoint Hospitals. Please go ahead, sir.

Ken Donahey - LifePoint Hospitals, Inc. — Chairman, President, and CEO

Thank you, Wendy. Welcome to our third-quarter 2004 earnings conference call. We’d like to extend a warm welcome to a number of our friends, the employees, community leaders, and physicians that serve in the communities of the Province Healthcare facilities and the corporate office employees. We look forward to working with all of these great individuals as we merge these two companies.

Please allow me to take a few minutes to read our disclosure statement. On today’s call, we will be making forward-looking statements based upon management’s current expectations. Numerous factors could cause our results to differ from these expectations. Numerous factors could cause our results to differ from these expectations. Those factors may be beyond our ability to control or predict. As always, these statements are subject to certain risks, including possible changes in reimbursement and risk associated with the highly regulated and competitive nature of the industry, among other things. We outlined these risks and uncertainties in our filings with the SEC and encourage you to review these filings. We also ask you to please review these risk factors in our press release issued yesterday and 10-Q that was issued this morning. The Company undertakes no obligation to update or make any other forward-looking statements, whether as a result of new information, future events, or otherwise. In addition, please review our recently filed S4, which provides a great deal of detail on the proposed Province acquisition. There are, of course, a number of risks associated with the acquisition — acquisition, including our ability to integrate the Province hospitals successfully and achieve our anticipated synergies. Risk associated with the Province transaction are included in the S4. To increase your understanding of our company, you may want to read recent 10-Ks, 10-Qs, 8-K filings, proxies, annual reports to shareholders, as well as the S4. Also, please visit our website for a link to various information and filings. We filed our 10-Q with the SEC this morning, and you should read this to supplement your understanding of the outstanding results for the third quarter and 9 months ending September 30, 2004 that we are proud to share with you today.

As you know, it’s our company policy not to update our guidance during the quarter. We have endeavored to adhere to this policy with respect to our previous guidance for the quarter and this year. Any time the Company speaks out about material information that has not been previously disclosed, we will do so in a manner that ensures general public disclosure in compliance with Regulation FD, by using venues such as public filings, press releases, webcasts, and conference calls. As you know, when we announced the Province acquisition, we did confirm our 2004 guidance and did give initial guidance for 2005. We will update our 2005 guidance in early 2005, preferably within the first two weeks of January.

Others joining me today are Bill Gracey, our Chief Operating Officer; Bill Carpenter, our Executive Vice President; Gary Willis, our Vice President and Controller; Mike Culotta, our Chief Financial Officer, and others. Due to a number of you informing us about the other investor calls you will be participating in today, we will attempt to keep this call to one hour. Before moving further into the call, I want to express our admiration and appreciation for the dedicated efforts of our shareholder employee, volunteers, and physicians in maintaining the full complement of health care services for our communities that were impacted by Hurricanes Charley, Frances, Ivan and Jeanne, as well as Tropical Storm Matthew. We are truly inspired by all of our people in the hospitals. Later in this call, Mike will discuss the limited financial impact these hurricanes had on our results of operations. We also want to note that things are proceeding very well with our acquisition of Province Health care. As expected and as we have previously discussed through — through a press release, the waiting period under Hart-Scott-Rodino Antitrust Improvements Act of 1976 has expired. Bill Gracey and I will soon be visiting the majority of the Province hospitals to meet with our future employee shareholders, the business and community leaders, and, of course, the committed physicians. We will give you a little color later in this call on some of the plans of integration. We firmly believe this acquisition is a great opportunity for all of our shareholders.

The S4 was filed on Monday. The S4 is the joint proxy statement and prospectus that will be delivered to shareholders prior to the special meetings to approve the Province acquisition. Please remember, we have not been reviewed by the SEC since our 2000 10-K. In 2002, we filed an S3 Registration Statement on the 4.5 percent subordinated convertible debt and received no review letter from the SEC. We have received no other correspondence from the SEC. Under the Sarbanes-Oxley Act, all public companies are required to be reviewed at least once every 3 years. Therefore, it’s highly likely that the SEC will review the S4 and any filings incorporated by reference, including the most-recent 10-K, 10-Q, 11-K, and 8-K filings. We factored this review into our closing timeline. As we have said before, we believe we will close on this acquisition during the first quarter of 2005. We believe there are no other regulatory requirements that could affect the timing of the transaction. We are continuing to prepare for the Province acquisition by evaluating financial data, strategies, and physician needs as we get closer to the acquisition date to ensure a seamless integration and to maximize synergies while concentrating on revenue growth. Every day we learn more about Province operations, including opportunities that exist, so that we can be ready to hit the ground running after the closing.

As you know, we also announced recently an asset exchange agreement with HMA. Under that agreement, we will acquire the 76-bed Williamson Hospital in West Virginia from HMA in exchange for our 56-bed Bartow Hospital in Florida. This should be a win-win for both companies and communities given our respective portfolio of hospitals. HMA has hospitals near Bartow, while our Logan Regional is only 32 miles from Williamson. We believe synergies are achievable for both companies. We are both currently in the due-diligence process. Further details will be available as we get closer to completion. We are an already working with the State Regulatory Authorities in West Virginia. There is a CON process in that state and the closing will be subject to receipt of necessary regulatory approvals. In addition, due to the S4 filings, we will be filing an 8-K that reclassifies Bartow from continuing to discontinued operations in our 12/31/03 audited financial statements. This is a filing requirement when an active registration is ongoing. In so doing, we will be changing our financial statements, operating statistics, and management discussion and analysis.

In terms of future acquisitions, we will continue to acquire hospitals that fit our strategy. We continue to be impressed with the quality of hospitals that we are currently seeing in the market and those we believe will be on the market very soon. This is our policy — it is our policy not to discuss potential acquisitions until a definitive agreement is signed. With the significance of the impending acquisition of Province and the hurricanes, we could have easily been distracted from our operations during the quarter, but we applied our discipline to make sure that that did not happen. Despite all these issues, we have had a very solid quarterly — quarter operationally. We cannot overstate that the key to our results is the outstanding leadership at our hospitals, including the senior administrative leaders, the local board members, the dedicated physicians, and all of our shareholder employees. We look forward to sharing these positive results with you.

Let’s now discuss our ongoing success in physician recruitment. We continue to attract high-quality physicians, including a broader base of specialists. As you recall, our goal for 2004 is to recruit 92 admitting physicians. We have signed 79 admitting physicians to date, of which 70 started during the first 9 months of this year. Of the recruited physicians, 56 percent are specialists. For the third quarter of 2004 and 2003, we spent 4.1 million on physician recruitment, and for the first 9 months of 2004 ,we spent 9.7 million compared to 9.4 million in the first 9 months of 2003. We are committed to recruiting and retaining the highest quality physicians to support our communities, while expanding the scope of services locally available. Our policy for handling physician recruiting is designed to comply with the Stark and fraud and abuse laws and guidelines. We review constantly our policies in this area, both from a legal and business perspective. Remember, it is LifePoint’s accounting policy to expense physician recruitment costs at the time they occur.

Finally, I would like to express appreciation once more for the hard work and dedication of thousands of our employee shareholders, hundreds of highly qualified physicians, and the great civic and community leaders in our local markets and the wonderful faithful volunteers that help us each and every day. We are appreciative of their commitment to our strategy and our continued success. As always, we want to thank you for your consistent support and commitment to LifePoint. Mike will now discuss further the financial results of our quarter.

Mike Culotta - LifePoint Hospitals, Inc. — CFO

Thank you, Ken. Throughout these discussions, certain terms and statistics will be used that are not defined under generally accepted accounting principles. For example, adjusted EBITDA is defined as earnings before depreciation and amortization. Interest expense, debt retirement cost, ESOP expense, minority interest in earnings of consolidated entities, income taxes, and discontinued operations. Adjusted EBITDA is commonly used as an operational analytical indicator within the health care industry, and it also serves as a measure of leverage capacity and debt serviceability. Our management uses adjusted EBITDA internally to evaluate our hospitals and company-wide operating performance. Adjusted EBITDA is a measure of performance used by investors, equity analysts, and others to make informed investment decisions. Adjusted EBITDA is also used in our various financial covenants as it relates to our credit agreement. In addition, multiples of current or projected adjusted EBITDA are used to estimate current or prospective enterprise values. Adjusted EBITDA should not be considered as a measure of financial performance under the term generally accepted accounting principles. And the items excluded from adjusted EBITDA are significant components in understanding and assessing financial performance. Please refer to our press release for an understanding of items excluded from EBITDA and the reconciliation to net income, which is a defined term under generally accepted accounting principles. Our press release also contains further disclosures on adjusted EBITDA. In addition, as Ken stated before, we suggest that you supplement your understanding of our company by reviewing historical 10-Ks, 10-Qs, proxies, and 8-Ks, and the recent S4 filing. We have filed our 10-Q. We recommend that you read our 10-Q to further supplement your understanding of our results of the third quarter and 9 months ended September 30th. As usual, we have tried to be detailed in our 10-Q filings in order to give you the information you need in order to have a good understanding of the quarter. Due to the information contained in our press release and the filing of our 10-Q, we will not be spending a large amount of time describing all of the quarterly activity. Our goal in this morning’s call will be to highlight some of the information that is contained in these public filings.

Our results of operation discussion excludes Bartow Memorial Hospital, which is reflected as discontinued operations. The information in this discussion, as it relates to same facilities, includes all facilities, except Springview Hospital in Lebanon, Kentucky, which was acquired in October 2003; River Parishes Hospital in LaPlace, Louisiana, acquired on July 1st, 2004; and Bartow Memorial Hospital in Bartow, Florida, which, as we have stated, is now classified in discontinued operations. Our same facilities also include the expenses of corporate office, which is approximately 3 percent of revenues from continuing operations for the third quarter, and 2.4 percent for the prior-year’s third quarter. The dollar amounts are disclosed in the 10-Q. The costs of compliance with Section 404 of the Sarbanes-Oxley Act are also included in our corporate office expenses. Our diluted earnings per share from continuing operations grew 21.4 percent from 42 cents to 51 cents from the third quarter of the prior year to the third quarter of 2004. Additionally, last year’s pre-tax income for the quarter included adjustments to estimated reimbursement settlements, which in increased revenues by 1.8 million, compared to 1.6 million this quarter. Changes in estimated settlements are very common in this industry sector and are required disclosures. As Medicare reimbursement continues to change from cost based to prospective payments, settlement estimates — settlement estimates should decline. However, DSH payments will continue to be estimated in future periods since those payments are predicated on information that is one year old when received from CMS.

We would now like to highlight certain revenue trends and statistics for same-facility operations. Our revenues for the quarter grew 34.3 million, or 15.6 percent, of which Springview and River Parishes hospitals represented 16.2 million, or 7.2 percent. As disclosed in our 10-Q, Medicare DSH payments this quarter were 5.9 million, compared to 2.7 million in the third quarter of 2003. Cumulatively, Medicare DSH payments were 14.4 million for the first 9 months of 2004, compared to 7.6 million for the first 9 months of 2003. Our same-facility in-patient revenues grew 10.7 percent from 102.9 million to 113.9 million from the third quarter of 2003 to the third quarter of 2004. Our same-facility admission growth of 2.6 percent was a result of increases in orthopedics, such as hip procedures, major joint reattachment, and hip and pelvic fractures, rehabilitation, and digestive-related MDCs. Noted declines in admissions were in birth — birth, circulatory cases, such as heart failure and shock, chest pain, and heart attacks without expiring. Nervous system cases, such as viral meningitis and artery blockage without stroke, and endocrine cases such as bariatric surgery that is shifting to a more outpatient setting. If you recall, last year’s third quarter in-patient surgeries were up 6.7 percent, thus we did have some difficult comps to overcome. Although in-patient surgeries were down, we saw shift into higher acuity. We saw increases in orthopedics and higher intensity cardiac cases. Thus, you can see a large increase in case mix from 1.16 to 1.19. All of this as a result of our efforts to continue to recruit more specialists and increase services to our communities.

Outpatient revenues grew 6.7 percent, from 113.8 million in the third quarter of 2003, to 121.3 million in the third quarter of 2004 on a same-facility basis. This growth was a result of CC volumes increasing 16 percent, MRIs increasing 8, nuclear medicine increasing 13 percent, and cardiac cath procedures increasing 159 percent. Laboratory volume also grew during the quarter. Outpatient surgeries declined predominantly as a result of competition at our Dodge City, Kansas hospital. As mentioned in our first-quarter conference call, the competitive surgery center opened in the first quarter of 2004. Our outpatient surgery growth comps a year ago were 3.8 percent growth. Same-facility net revenues for equivalent admissions grew 6.4 percent, while equivalent admissions increased 1.9 percent for the third quarter of 2004, as compared to the same quarter in 2003. In summary, an overall strong pricing and intensity growth replaced the lower acuity volume declines. I will not detail the breakdown of revenues by pare [ph] classification, since that is in the 10-Q.

Moving on to expenses. On a same-facility basis, salaries and benefits expense as a percent of revenue declined 10 basis points to 39.8 percent for the third quarter of 2004 compared to 39.9 for the third quarter of 2003. Also on a same-facility basis for the third quarter of 2004, our salary and benefits per equivalent admission grew 6.2 percent overall. This is comprised primarily of a 6 percent increase in rates and benefits, and a 0.2 percent increase in man hours per equivalent admission. Consolidated salaries and benefits per equivalent admission increased 7.6 percent from $2,050 in the third quarter of 2003, to $2,205 in the third quarter of 2004. The $2,205 is very consistent with the second quarter of 2004, salaries and benefits for equivalent admissions of $2203. Contract labor on a same-facility basis declined 17 percent to 2.4 million for the quarter, from 2.1 — 2.9 million a year ago. Appropriate staffing and minimizing the use of contract labor has been and will continue to be a significant initiative for us. In the area of supplies expense, supplies per equivalent admission increased 5.3 percent from $656 in the third quarter, 2003, to 691 in the third quarter of 2004 on a same-facility basis. The drivers of this increase have been primarily rising volumes from orthopedic hip and joint replacement, as well as growing pharmacy and medical technology costs as a result of increased prices of certain drugs and medical devices.

Other operating expenses as a percent of revenues declined, predominantly as a result of the components that are fixed rather than volume driven. Remember, the components of other operating expenses are contract services, professional fees, repairs and maintenance, utilities, insurance, rents and leases, non-income taxes, physician recruiting, and other types of operating expenses. Medical malpractice expense was 2.1 million for the third quarter of 2004 compared to 1.1 million in the third quarter of 2003. Our fees to HCA for the quarter for information technology services were 3.7 million compared to 3 million in the previous year’s third quarter. We expect to complete the conversion of all LifePoint hospitals to the HCA Information Technology system by May of 2005. We will be converting the Province hospitals to the HCA system throughout 2005 through 2007. During those times of conversion, we will stay focused on receivable collection efforts.

During our quarterly conference call, over the last year we have spent significant time on the allowance for doubtful accounts. As a quick reminder, every month we track our revenues by payor. We review our aging, paying very close attention to self-pay and co-pay trends, and we reviewing our days in accounts receivable and we match our bad-debt expense to current revenues. Our provision for doubtful accounts for the third quarter of 2004 was 24.4 million or 9.6 percent of revenues, compared to 22.4 million or 10.2 percent of revenues for the third quarter of 2003. We had charity deductions of 1.7 million this quarter compared to 1 million last year’s third quarter. Our self-pay revenues for the quarter were 26.8 million, net of charity care deductions. At September 30th, 2004 our allowance is 83.6 percent of self-pay and co-pay accounts, compared to 84.4 percent at June 30th, 2004, and 88.1 at December 31st, 2003, and September 30th, 2003. Our days in accounts receivable were 40.6 days at September 30th, 2004, compared to 38.8 days at June 30th, 2004; 39.1 days at March 31st, 2004; 39.3 days at December 31st, 2003; and 37.7 days at September 30th, 2003. The increase in days is a result of the acquisition of River Parishes. We did not acquire accounts receivable in that acquisition and the buildup of AR accounted for 1.5 days. Thus, our DSOs net of River Parishes is 39.1. Our 10-Q has quite a lot of detailed information.

Our adjusted EBITDA margin improved 40 basis points from 19.6 percent to 20.0 percent for the quarter, as compared to the same period in the prior year. On a same-facility basis, the margin improved 140 basis points from 19.6 percent to 21.0 percent. The 2002 acquisition had margins of approximately 14.3 percent compared to 6 percent in the third quarter of 2003. Our depreciation and amortization expense was 12.1 million, and it’s greater than last year — excuse me, due to the acquisition of Springview and River Parishes and the recognition of greater expense as a result of the completion of various construction projects. ESOP expense for the quarter was 2.3 million. ESOP expenses calculated at 280,000 shares times the average fair-market value of our stock price for the year for GAAP purposes. For tax purposes, it is calculated at 280,000 shares times $11.50. This difference is a nondeductible item for tax purposes. The average fair-market value of the stock this quarter was $32.30 compared to $25.81 in the prior year’s third quarter. Our effective tax rate for the quarter was 39.7 percent. We believe that our — our effective tax rate will be approximately 39.7 for 2004.

As it relates to the 4 hurricanes that Ken previously mentioned, we analyzed the effect on our results of operations. Considering that as the storms approached certain procedures and services were postponed at a time when the hospital also staffed up to institute emergency plans and prepare for impending disasters within the community. We reviewed trends in volumes leading up to the hurricanes. We analyzed our cost to repair any damages and we considered spikes in our salary and wage expense resulting from increased staffing at our hospitals in preparation for emergencies. We estimate the impact to EPS to be a loss of 1 cent. The hurricanes affected both consolidated and same-store margins approximately 20 basis points negatively, and impacted admissions by 40 basis points, negatively. There were no costs that exceeded the deductibles on our insurance. In conclusion, we would like to thank everyone at LifePoint for all of their hard work, loyalty, and contributions on a solid quarter. Ken?

Ken Donahey - LifePoint Hospitals, Inc. — Chairman, President, and CEO

Thank you, Mike. Bill Gracey will now give a little color on the integration plans for our Province Healthcare acquisition.

Bill Gracey - LifePoint Hospitals, Inc. — COO

Thanks, Ken. As we previously mentioned, there are certain regulatory timelines in connection with the Province acquisition that have been completed, and we’re aggressively proceeding with those integration plans. It should be noted that we must still operate as separate companies until the merger is complete, and we’re certainly doing so. However, one of the major opportunities for us at this point is regularly meeting with our counterparts at Province to evaluate the needs of the postacquisition LifePoint, assess manpower requirements harmonious with corporate synergy goals, and formalize specific operational implementation plans. One significant process we’re currently focused on is the development of a road map for the conversion and implementation of acquired hospitals to our HCA information systems. Thus far, this is going very well and we are confident of a smooth, if challenging but smooth transition. We’ll also be reviewing the Province hospital budgets a along with our own throughout the fourth quarter of 2004. Our goal is to seamlessly integrate the Province hospitals into the LifePoint culture by focusing on local physician needs, revenue growth opportunities, rational use of CapEx and proven cost savings. I can assure you that we will effectively have our operation structure in place and ready to operate immediately upon the closing of this dynamic transaction. As Ken mentioned, he, Scott Raplee, who’s our op CFO, and I will soon be visiting all Province hospitals to get familiar with our future employees, to meet with our physicians to understand what their needs and issues may be, to visit with our board and community leaders to gain their perspectives, and support our talented future hospital management teams. In summary, we are extremely excited about this acquisition. We are working co-operatively with our Province friends, and we’re genuinely looking forward to the unique opportunities this acquisition provides us.

Ken Donahey - LifePoint Hospitals, Inc. — Chairman, President, and CEO

Thank you, Bill. We are all very excited about the future of LifePoint Hospitals and the opportunities ahead of us. Again, we wish to thank each of you for your interest in LifePoint and, as always, we want to thank everyone at LifePoint. At this time, we are ready to answer your questions. Due to the number of calls in the queue, please limit your question to one call — or to one per call. With that, Wendy?

QUESTION AND ANSWER

Operator

[Operator Instructions]. A.J. Rice, Merrill Lynch.

A.J. Rice - Merrill Lynch — Analyst

Thanks. Hello, everybody. I just wanted to follow up on the comments made about the Province transaction. As you guys have been able to get in there a little more and I understand there’s still a lot more to be done. But can you just share with us if, — if there’s anything in your thinking that’s evolved in terms of how you view the opportunity there operationally or otherwise and, also, maybe just comment — I know in the original presentation about the deal there was discussion about, you know, the — was baked into some of the assumptions relatively conservative scenario about financing options, can you update us on your thinking about financing the deal, and maybe — or if it’s not completely finalized, the timing on when you might have those thoughts?

Ken Donahey - LifePoint Hospitals, Inc. — Chairman, President, and CEO

Yeah. First, let me let Mike go through the — sort of the timeline on what we’re doing on the financing. We were just last Friday up at the credit rating agencies, both Moody’s and S & P. Mike, do you want to sort of talk about where we’re headed in that direction.

Mike Culotta - LifePoint Hospitals, Inc. — CFO

Yes, Ken. Thank you. AJ, we did go to the credit agencies as Ken said on Friday. We met both with S&P and Moody’s. We went with them with various scenarios of financing so that we can get a feel for what the credit would be to — to the new LifePoint, once the acquisition takes place. We did approach them with various scenarios. We do have the commitment from Citi, so we do have the financing in place with a term B of 1.3 billion — 1.325 billion, to be exact, and 400 million revolver. We do have that in place, but we are looking at various opportunities there to use — to use various sources like whether it be a high yield or whether it be converts, so that we can get the senior leverage down, which may give us a better pricing on the senior variable debt. So we are looking at those. And as we get closer and closer to the transaction, we’ll — we’ll know more about that. And we’ll also — we’re also monitoring the markets every week to see where everything is at that point. So, again, as we get closer, our timeline is still to be hopefully — it will be in the first quarter. We are going to be reviewed by the SEC, we strongly believe we’ll probably be reviewed by the SEC. We at LifePoint have not been reviewed since our 2000 10-K, so we do know the SEC will probably review us. And that will take a little bit of time as we turn that around. Obviously, we will have to update it for the third quarter numbers. We’ll have to update the pro formas, the selected data. And as Ken said, we will also have to file the 8-K, moving Bartow down to the discontinued operations. So hopefully that’ll help. We’re still shooting for, later January time frame we hope.

A.J. Rice - Merrill Lynch — Analyst

Right.

Mike Culotta - LifePoint Hospitals, Inc. — CFO

So on the financing side, we — we still think our assumptions, as we put together our guidance, our — continue to be, very realistic, and as we have — I can assure you that, Marty Rash, the Chairman and CEO of Province, is keeping his people focused on running Province. And Bill Gracey has spent an enormous amount of time with the operating team over there. He and Scott spent a great deal of time with the operating team headed up by Dan Slipkovich, Chief Operating Officer and President of Province. And with that, Bill, why don’t you mention some of the — let me also mention A.J., the synergies that we talked about were really Nashville synergies, and those continue to be very realistic and conservative, in — in what we communicated. And as you’ll see in the S4’s, perform it out. So, the operating synergies, you want to give people an update on what — what you found, Mr. Gracey?

Bill Gracey - LifePoint Hospitals, Inc. — COO

Sure. As you know, AJ and others, we identified in our initial due diligence with Province opportunity — a number of opportunities that we thought we might be able to bring a little more to the bottom line on. These are areas that we’ve talked about before, areas such as centralizing managed care contracting, selective markets have perhaps some staffing opportunities, we’ve talked about quality and resource management opportunities that our friends at Province have even indicated would be opportunities that they have not quite yet had a chance to get to, there’s supply — supply expense opportunities by virtue of the fact that we are an equity owner of Healthtrust Purchasing Group, whereas our friends at Province were not equity owner members of — of HPG. We’ve talked about the fact that we have some leased equipment and leased medical office building opportunities there that we might be able to convert over to ownership. And then a number of other kind of nickel, dime and penny operating expense opportunities that we think we might be able to take advantage of. That having been said, one of the things that I think has pleased Scott Raplee and myself the most in working with their operating team, all of which we know very well, is that they’ve really been, to their credit, extremely aggressive over the last few months in their own operations. So we’re pleased with the fact they’re not letting the ball drop. I will also say that they’ve been very co-operative with us in sharing information, they’re moving forward with plans for new facilities and revenue growth that we’re excited about, and, quite frankly, we’ve also discovered some new stuff as we’ve worked with them more closely. So it couldn’t be a more compatible working relationship and it couldn’t be a more optimistic picture the more we — we get into it.

Mike Culotta - LifePoint Hospitals, Inc. — CFO

I think, you know, if you look through the pro formas in the S4, there will be a — that will give you a good understanding of where those opportunities are. But I would like to impress the real opportunity here is service expansion, expanding the physician base, and adding services. That’s where the real opportunity is. These were non-profit hospitals that — that Marty acquired over the last couple of years, and they still have a great deal of opportunity, you know, relative to expanding services for those communities and serving the citizens of those communities. So with that —

A.J. Rice - Merrill Lynch — Analyst

Okay, great.

Mike Culotta - LifePoint Hospitals, Inc. — CFO

Wendy, next question?

Operator

Sheryl Skolnick, Fulcrum Global Partners.

Sheryl Skolnick - Fulcrum Global Partners — Analyst

Good morning, gentlemen, and thank you so much for all of the detail, and this time it was nice and easy to understand what you were doing. Greatly appreciated, so I have to ask you a detailed question about your cash flow as a result. I noticed that it was essentially flat year-over the — year-over-year for the quarter. I think I understand why that might be, then particularly related to the acquisition and the impact on the receivables. But was there anything else that would explain in the quarter why it was flat, in view especially of the very, very strong operating results you generated?

Mike Culotta - LifePoint Hospitals, Inc. — CFO

Uh, no, Sheryl. It was just the way the turn of some of the payables were a year ago. There was some large payables last year that turned into the fourth quarter. So when you look at last year’s fourth quarter, the cash flow wasn’t as strong in the fourth.

Sheryl Skolnick - Fulcrum Global Partners — Analyst

Third — third.

Mike Culotta - LifePoint Hospitals, Inc. — CFO

Third.

Sheryl Skolnick - Fulcrum Global Partners — Analyst

Yeah, okay.

Mike Culotta - LifePoint Hospitals, Inc. — CFO

And then this year, those payables were not as great. There were some accrued liabilities that we had, for example, obviously year-over-year we do have the accrued interest on the convert that’s in there. We do have some larger construction, but that doesn’t impact the cash flow from operations. So, the V Bo [ph] was the other one, which is our employee — our health insurance there. We fund that, sometimes it gets fund at the end of the quarter, sometimes it gets fund a couple of days later. So strictly just some timing there.

Sheryl Skolnick - Fulcrum Global Partners — Analyst

Okay, but I’m looking at the receivables and it was negative 11.3 million this year versus 2 million of last year, and that seems to be a big — you know, that’s a pretty big variance.

Mike Culotta - LifePoint Hospitals, Inc. — CFO

Yeah. From the —

Sheryl Skolnick - Fulcrum Global Partners — Analyst

That’s positive.

Mike Culotta - LifePoint Hospitals, Inc. — CFO

Yeah. From the standpoint is don’t forget that River Parishes.

Sheryl Skolnick - Fulcrum Global Partners — Analyst

Yeah, that’s what I was asking.

Mike Culotta - LifePoint Hospitals, Inc. — CFO

River Parish is about 6.5 to 7 million of that number.

Sheryl Skolnick - Fulcrum Global Partners — Analyst

Okay. That’s what I meant.

Mike Culotta - LifePoint Hospitals, Inc. — CFO

You have that growth. Because you didn’t have receivables, we thought. So it started at zero. So it built itself up.

Sheryl Skolnick - Fulcrum Global Partners — Analyst

Okay. And you’re able to bill Medicare and Medicaid on that facility now, so you shouldn’t have any problem with that, right?

Mike Culotta - LifePoint Hospitals, Inc. — CFO

That is correct.

Sheryl Skolnick - Fulcrum Global Partners — Analyst

Excellent. Thanks so much and congratulations on a great job.

Ken Donahey - LifePoint Hospitals, Inc. — Chairman, President, and CEO

Thank you Sheryl.

Operator

Kemp Dolliver, SG Cowen & Company.

Kemp Dolliver - SG Cowen — Analyst

Thanks. And good morning.

Mike Culotta - LifePoint Hospitals, Inc. — CFO

Good morning, Kemp.

Kemp Dolliver - SG Cowen — Analyst

Could you all discuss bad debt in a little further detail? From this — I guess from a couple angles. One is, if I did my math correctly, looking at Bartow — backing out Bartow last year. You know, it looks like that that was a disproportionately high percentage of your bad-debt challenges. So if you could, you know, confirm that. But also, just talk about, you know, the allowance for — change in the allowance for doubtful accounts and the context. I — if I remember from the 10-Q correctly, that you still have pretty strong growth in the, you know, self-pay revenue or at least — or the self-pay receivables. Thank you.

Mike Culotta - LifePoint Hospitals, Inc. — CFO

Okay. Kemp, to answer your first question, yes, Bartow does have a higher percentage of self-pays than probably our average hospital. So to answer that question, yes. The other items, don’t forget in the second quarter we wrote off about $21.3 million of receivables from the Logan, West Virginia facility. And if you remember, what we said was we had obviously acquired some receivables there, and they didn’t have really a policy for, at some point in time, writing those receivables off the AR. So we had assumed quite a number — large dollar amount of receivables that actually were over 2 years old when we acquired the facilities. So those were fully reserved receivables of 21.4 million, but what you have is you have the growth receivables sitting there and then the allowance of 21.4, so that write-off itself creates the allowance to go down a little bit. So go back and look at that and you’ll see that. You probably saw the same phenomena at 12/31/2002, when you look at 9/30/2002, a very large growth in the AR, because of the acquisitions in northwest, Alabama and Logan, West Virginia, because we did acquire a lot of old, old receivables there. So that gives us a little bit of flavor.

And in the last conference call, I — unfortunately, I don’t have it in front of me, but we actually went through and eliminated those 21.4 million and sort of showed the — the comparatives. And there wasn’t really that much change. To answer your question, we’ve historically do see upticks in self-pay during the third quarter. A number of reasons, you’ve got a lot of the kids at home, you’ve got, you know, some physicians that may be on vacation during — during the months of — of July and August. Actually, when we went back and looked at it, that July and August had a higher self-pay than September did. So, again, it was the summer months, we saw that a year ago also. It trailed down last year in December — I’m sorry, not December. It trailed down in the fourth quarter, and we’ll probably see it trail down again in the fourth quarter.

Kemp Dolliver - SG Cowen — Analyst

And just quickly, what’s your trend in self-pay volumes, say, this quarter versus, say, two quarters ago? About the same growth, or —

Mike Culotta - LifePoint Hospitals, Inc. — CFO

About the same growth, had maybe a little bit higher, but about the same growth. The — the other thing that we are experiencing, we are seeing more self-pay coming from people that are the ages probably of 20 to 35 that are employed that are just opting out of insurance. And we are putting a lot of controls in place to get — collect money upfront, collect as much as we can upfront. As a matter of fact, our collections were up in the self-pay category about over 64 percent from a year ago. So we are putting processes in place for that.

Kemp Dolliver - SG Cowen — Analyst

Great. Thank you.

Operator

Adam Feinstein, Lehman Brothers.

Adam Feinstein - Lehman Brothers — Analyst

Okay. Thank you. Just several questions here, but I guess just wanted to see — I guess if you could just talk a little bit more about the changes you’re going to be making with Province, in terms of how they recognize bad debt. The S4 made some reference to it and, you know, highlighted some add — adjustments, but just wanted to make sure I was following it, and just wanted to see just the dollar — I guess you guys are going to be taking some sort of one-time adjustment at the time of the deal closing and just want to see whether you’ve quantified the dollar impact. Thank you.

Mike Culotta - LifePoint Hospitals, Inc. — CFO

Yes. What we’ve done, Adam, is really — you know, utilized our critical accounting policies and how we evaluate it. So that’s what we’ve done from a preliminary perspective, and that’s what you saw in the S4, you actually saw an adjustment in there for $15 million. So, again. it’s just moving Province from their critical accounting policies to ours. And again looking at the different layers, the collections and self-pay, things of that nature, that we would just go into our policies onto. Putting them onto our policies.

Ken Donahey - LifePoint Hospitals, Inc. — Chairman, President, and CEO

We’ll be doing the same thing on physician recruiting.

Mike Culotta - LifePoint Hospitals, Inc. — CFO

Correct.

Adam Feinstein - Lehman Brothers — Analyst

Right, yeah. And — and I guess — you know, what is the biggest difference? I mean, in terms of — of the policies, I guess I just wanted to — and then — and then is that $15 million a firm number, or is that still a number you are in the process of estimating?

Mike Culotta - LifePoint Hospitals, Inc. — CFO

It’s still a number that we’re in the process of estimating, and it will change, obviously, from quarter to quarter. Again, our policies are not as date-specific, and a number of companies are more date-specific in terms of a cliff kind of approach, and ours are — we sort of evaluate the agings, evaluate the revenue trend, try to take a historical look at what we’re collecting, and build that into a current perspective.

Adam Feinstein - Lehman Brothers — Analyst

Okay. Thank you.

Operator

John Ransom, Raymond James.

John Ransom - Raymond James — Analyst

Hi. Good morning. This is kind of a highschool essay question, I guess, so could you rank in order of priority the reasons you believe that your revenue growth was comparatively strong and let’s look at volumes, acuity, revenue per adjusted admit, and in the mix of all those things, could you help us think about which factors were stronger for you in this quarter? Thanks.

Mike Culotta - LifePoint Hospitals, Inc. — CFO

Okay. Uh, this is John, right?

John Ransom - Raymond James — Analyst

Yes, sir.

Mike Culotta - LifePoint Hospitals, Inc. — CFO

Okay. Excuse me. I really think the key, stepping back and looking at it from a 50,000-foot level was — and we have stated this. That over the years, as we recruit the physicians, historically the first thing that happens is we see the outpatient. And if you remember a year ago, 2 years — pretty — well, 2003 was a different year, but 2002 was an extremely strong, strong year and when you looked at the growth there, and what took place with 2002, we had — the first part of the year was strong because it had a pretty heavy flu season. But what was really the strength was the outpatient growth and it was constantly growing as we were recruiting those physicians. Then, as the specialists are starting to kick in and we’re looking at expanding the service, particularly in orthopedics, particularly in cardiology, as we continued — and to utilize more of — I guess the best way to describe it is the hotel side of the business, which is the beds with the rehab units, et cetera, what we’re seeing is the specialists starting to kick in. And we’re starting to see that trend with the specialists kicking in as we talked about in cardiology, as we talked about in orthopedics, and that’s what’s really taking place and we’re starting to see that higher acuity. The interesting thing in this quarter was when you say the case mix of 1.16 to 1.19, remember, we — we had that — we had the open-heart program that we’ve just gone back into again this quarter, but it’s not fully up to speed yet. So the interesting thing was, it wasn’t the cardiology program at Lake Cumberland, it was all these other specialist that kicked this up, which was the key thing, that I would stress from that point. Ken or Bill, what —

Ken Donahey - LifePoint Hospitals, Inc. — Chairman, President, and CEO

Well, I think — I think you’re absolutely — I would rank that number one as a new trend. You know, obviously we had — you know, consistent with the guidance that we’ve been giving all year, but we had good revenue increases, either the Medicare program, with the rural implementation of the Medicare Prescription Drug Bill for rural communities, disproportionate share kicked in in second quarter, so this is the third quarter that we have that. Next quarter, in addition to the dispro, we’ll have wage index, which will be a further positive. You know, we’re actually seeing a small increase in the state Medicaid, flat to up a percent or so. So, you know, there’s not been any negatives relative to state Medicaid programs. The managed care pricing, very consistent in the 5 percent to 6 percent range, very consistent with what we’ve seen in the past. So the pricing, you know, remains pretty consistent with a nice plus out of Medicare for this year and next year. And, of course, you know, we’ll get full market basket, you know, going into next year. So — because we — all of our hospitals are — we’re one of the very first ones to report the quality information. And, you know, outpatient continues to grow, but it’s just being outpaced by the in-patient right now.

John Ransom - Raymond James — Analyst

And just as a quick follow-up. If you look sequentially, how much is the new Medicare money is going to move your revenue per adjusted admit from the September to the December quarter in your estimate?

Mike Culotta - LifePoint Hospitals, Inc. — CFO

It wouldn’t be that much, would it?

Ken Donahey - LifePoint Hospitals, Inc. — Chairman, President, and CEO

What’s — the —

Unidentified Company Representative - LifePoint Hospitals, Inc.

The wage is 700,000 for the fourth quarter.

Ken Donahey - LifePoint Hospitals, Inc. — Chairman, President, and CEO

So, you know — yeah. And what did we have for the dispros last —

Mike Culotta - LifePoint Hospitals, Inc. — CFO

The dispro average is over what we normally have, about 2.5 to 3 million a quarter.

Ken Donahey - LifePoint Hospitals, Inc. — Chairman, President, and CEO

Okay. So that should give you the info to —

John Ransom - Raymond James — Analyst

2.5 to 3 million plus — what did I hear? 700 —

Ken Donahey - LifePoint Hospitals, Inc. — Chairman, President, and CEO

Incremental is 700 —

Mike Culotta - LifePoint Hospitals, Inc. — CFO

— 700 per quarter on the wage index.

John Ransom - Raymond James — Analyst

And then 2 to 3 for dispro?

Mike Culotta - LifePoint Hospitals, Inc. — CFO

Additional than what we historically had, correct.

John Ransom - Raymond James — Analyst

Got you. Thank you.

Ken Donahey - LifePoint Hospitals, Inc. — Chairman, President, and CEO

All right. Thank you, John. We’ll take one more question.

Operator

Andrew Morey, State Street Research.

Mike Culotta - LifePoint Hospitals, Inc. — CFO

What — Wendy, we’re not hearing anything. I don’t know if somebody’s on or not.

Andrew Morey - State Street Research — Analyst

Hello?

Operator

Mr. Morey?

Andrew Morey - State Street Research — Analyst

Hello, can you hear me?

Mike Culotta - LifePoint Hospitals, Inc. — CFO

Yes, now.

Andrew Morey - State Street Research — Analyst

Sorry about that. Can you give us a little bit more of the rationale for the hospital swap with HMA? And additionally I heard part of the answer on, — on wage and labor costs in the quarter. I didn’t hear the front part of it. Did you mention how much that was affected by the hurricanes in the quarter? Thanks.

Ken Donahey - LifePoint Hospitals, Inc. — Chairman, President, and CEO

Okay. You — Mike did mention that. Let me start off by saying that Joe Vumbacco and I have been talking about the strategic benefit of trading these 2 assets. We have — one of our larger hospitals is located in Logan, West Virginia. 32 miles away is Williamson, the hospital that we’re picking up from — from HMA. It makes a lot of sense. We’re really starting to add tertiary services to that facility. We’re entering into an oncology program. We do not have certificate of need for cardiac. The cardiac cath lab at Williamson will supplement what we’re trying to accomplish, you know, in those — in those communities and that area of West Virginia. And I could go on and on, but it’s really that physical location, along with some real nice synergies relative to certificate of need and moving into cardiology, and of course, supplementing Williamson with an oncology program. And all the other things that we’re doing. From — from, uh, Joe’s perspective, he’s got a number of hospitals and with this — Bartow’s a brand-new hospital that, you know, we’ve built just in the first year that LifePoint started, it’s a — you know, HMA has a number of hospitals down there, and the right — I think managed care relationships and other relationships to really be able to move that community along much quicker than LifePoint can. So I think the real synergies here to the communities are that not only will the strategies continue to be the same for those communities, but because of the strategic trade, we can move forward in each of these communities and expanding services at a much faster pace. Mike, do you have — want to talk a little bit about the labor costs, do you — I think from an overall margin perspective, you addressed that.

Mike Culotta - LifePoint Hospitals, Inc. — CFO

Yeah. It was like 600, Ken, it was like 600 to 800 thousand dollars at the margin line. It was roughly around 70 admissions, decline from that standpoint. We went back and we looked at — actually looked at surgeries, and it looked like the surgeries were caught up within the next week of those hurricanes, when we went back to — 90 to 95 percent of the surgeries were caught up. But what you really lose is those in-patients that you would normally have. So we went back and actually looked at right around what was going on every day of the week to see what was happening there. So that was the impact there, so hopefully that gives a little bit of flavor on — on how we came up with it. We also added up all the — the costs to repair. We were extremely lucky — we were very, very lucky from the standpoint there was not a whole lot of damage done to our hospitals. I think at one hospital the most done was only 50, $60,000. So we were very lucky. Overall-impact was a negative 1 cent to — to the quarter in that regard. Okay?

Andrew Morey - State Street Research — Analyst

Okay. Great. Thanks for the detail.

Ken Donahey - LifePoint Hospitals, Inc. — Chairman, President, and CEO

Thank you. We’re going to take one more call.

Operator

Darren Lehrich, Piper Jaffray.

Mike Culotta - LifePoint Hospitals, Inc. — CFO

Good morning, Darren. Hello? Wendy, we’re not hearing anything.

Operator

Mr. Lehrich, are you on line, sir? One moment, I’ll verify he’s on line. His line is open, sir.

Ken Donahey - LifePoint Hospitals, Inc. — Chairman, President, and CEO

Okay, Wendy, I think we’re going to go ahead — there are a number of conference calls today that — in our sector, and I’m sure people are anxious to — to join those. Mike will obviously be here, and Bill Gracey all afternoon. I’ll — I’m about to head to the airport to catch a flight out of town, but, you know, should Mike need me, he will be able to get in touch with me to answer any questions or put me on any kind of conference call that you would like. So please follow up with any unanswered questions for — with — through Mike Culotta, and he’ll have Bill Gracey and others supporting him and answering any questions. Again, we are extremely excited about the future of LifePoint. The opportunity that we have ahead of us with the integration of Province, it’s put a new level of energy and passion into LifePoint. The whole company is excited about it, and I think it’s going to truly, truly pay off in the long term as far as, you know, return on your investment in LifePoint. So with that, thank you for attention this morning and have a wonderful day. Good-bye.

Operator

Ladies and gentlemen, that does conclude the conference call for today. We thank you for your participation and ask that you please disconnect your line.